Exhibit 99.1

Almonty Begins Commercial Mining at Sangdong Tungsten Mine

The Company has Achieved a Major Operational Milestone with First Ore Delivered to Central Staging Area, Marking a Key Step From Development into Full-Scale Tungsten Concentrate Production

TORONTO – December 16, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten, today announced the first truckload of ore has been successfully delivered to the ROM (Run-of-Mine) pad at the Sangdong Mine, a pivotal transition from early-stage mine development to active mining operations and the final step before commencement of commercial production.

Lewis Black, President and Chief Executive Officer, said: “This first ore placement represents a strategic inflection point in advancing Almonty’s mission to strengthen the global tungsten supply chain. Sangdong plays a critical role in efforts by the United States, the European Union, and Korea to diversify away from the China-dominated market, which currently supplies more than 80% of the world’s tungsten. The resumption of production at the Sangdong Mine forms the foundation for securing reliable, non-China tungsten supply to key sectors such as defense, semiconductors, AI hardware, aerospace, and other high-technology industries.”

The ROM pad functions as a staging area for ore that has just been brought out of the ground. Ore is first obtained inside the mine gallery through controlled blasting, then collected and transported through the haulage system. From there, a truck delivers it to the ROM pad, where it is stockpiled by grade before processing begins.

The ore placed on the ROM pad will now proceed to primary and secondary crushing, followed by grinding to achieve the particle size required for processing. The material will then advance to the flotation circuit, where tungsten-bearing minerals are selectively separated, concentrated, dried and packaged before being supplied to downstream customers. After stability and performance verification of the processing stages, the project will then move to the production stabilization phase as the mine advances toward full-scale commercial operation.

“Our team has completed all key preparatory work including geological assessment, ground stabilization, load testing, and equipment installation to advance the project to this milestone,” said Arif Priyambodo, General Manager of Processing Operations. “The first truckload of ore provides direct confirmation that the ROM pad is ready for operation and that the haulage routes, equipment coordination, and operator workflows are performing safely and effectively under production-level conditions. This successful verification demonstrates that the technical foundation of the Sangdong Mine is now firmly established, enabling the commissioning of the crushing, milling, and flotation circuits to proceed as planned and supporting a smooth ramp-up toward full production.”

CEO Black emphasized that the Sangdong Mine is the foundation of a new tungsten supply chain for the US and its allies beyond Chinese control, as well as returning Korea to its historic role as a key supplier of tungsten, “In the longer term, the Sangdong Mine’s production, combined with our upcoming tungsten oxide plant and the planned development of the molybdenum deposit, will form the basis of a fully integrated strategic-mineral value chain referred to as the ‘Korean Trinity’. This system will position Korea as a global hub for the production, refining, and upgrading of tungsten. It will also support U.S. defense procurement requirements mandating non-China tungsten sourcing after 2027 and reduce Korea’s heavy dependence on Chinese tungsten oxide imports, significantly enhancing national resource security for the United States and its allies.”

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the United States and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the progress and production at the Sangdong Mine, the Company’s upcoming tungsten oxide plant and the planned development of the Company’s molybdenum deposit.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the progress and production at the Sangdong Mine, the Company’s upcoming tungsten oxide plant, the planned development of the Company’s molybdenum deposit and such other assumptions and factors as are set out herein. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks and uncertainties identified in the Supplement and the risks identified in the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE AND IS UNDER NO OBLIGATION TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us